UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number:001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 17, 2026, Elong Power Holding Limited (the “Company”), Elong Power International Co., Limited (“Elong BVI”), a company formed under the laws of British Virgin Islands and a wholly owned subsidiary of the Company, entered into an Equity Transfer Agreement (the “Agreement”) with a non-affiliated third party (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer 100% equity interest in Elong BVI, at a purchase price of $10,000. The sale of Elong BVI includes the sale of its subsidiaries, including Elong Power (Hong Kong) International Limited, Elong Power (Ganzhou) Co., Ltd., Huizhou Jingyang Energy Technology Co., Ltd. (formerly known as Huizhou City Yipeng Energy Technology Co., Ltd), Ganzhou Zhangyang Energy Technology Co., Ltd. (formerly known as Ganzhou Yipeng Energy & Technology Co., Ltd.) and Zibo Jingyang New Energy Technology Co., Ltd. (formerly known as Zibo Yipeng Energy & Technology Co., Ltd.).

The sale of Elong BVI and its subsidiaries was mainly due to slowed growth and increased net loss in the sales of battery packs, battery cells, and battery spare parts and other such as sales of product waste and scraps. It is consistent with the Company’s strategic shift away from the battery cell sales. As part of its strategic realignment, the Company will continue to focus on the research and development, sales and service of energy storage systems to provide a foundation for long-term growth. The transaction contemplated by the Agreement closed on March 19, 2026.

Elong BVI and its subsidiaries have approximately $18 million in shareholders’ deficit. The sale of Elong BVI and its subsidiaries increased the shareholders equity of the Company and its remaining subsidiaries by $18 million.

Additionally, as disclosed on the Reports on Form 6-K filed with the Securities and Exchange Commission on February 4, 2026 and March 2, 2026, the Company completed two rounds of financing and received gross proceeds of approximately $14.6 million, before deducting underwriting discount, expenses and other expenses payable by the Company.

As a result of the financings and spinoff transaction, and as of the date of this report, the Company believes it has stockholders’ equity in excess of both the $10 million stockholders’ equity requirement for continued listing on The Nasdaq Global Market and the $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market.

The foregoing summary of the Agreement is not complete and is qualified in the entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Transfer Agreement, dated March 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: March 20, 2026	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and Chairwoman of the Board of Directors